

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Leo Lu
Chief Executive Officer
Bitfufu Inc.
111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

  Re: Bitfufu Inc.
   Amendment No. 9 to Draft Registration Statement on Form F-4
   Submitted May 17, 2023
   CIK No. 0001921158

Dear Leo Lu:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2023 letter.

Amendment No. 9 to Draft Registration Statement on Form F-4

Cover Page

1. Please revise to prominently disclose your relationship and reliance on Bitmain in your ongoing business operations, including:
- that you rely on Bitmain for the substantial majority of your hosting and supply agreements, including the datacenters used for housing the mining hardware;
- that the agreements with Bitmain contain governing law provisions identifying Hong Kong as the forum for disputes;
- that due to your reliance on Bitmain, they may indirectly have significant influence over the operations and financial condition of the company;

- that Bitmain is based in China, not a public reporting company, and their financial condition may not be available to Bitfufu investors or the Company;
- that Bitmain's interests may not be aligned with the interests of the Bitfufu's shareholders.

Results of Operations
Year ended December 31, 2022 compared to year ended December 31, 2021
Revenues, page 149

2.   We note the significant increase in your revenue from 2021 to 2022. Expand your disclosures to identify and quantify the significant factors for the increase in revenue year over year. For example, for your cloud-mining solutions, separately quantify the increase in revenue from existing customers and new customers. Further, you currently disclose the number of bitcoins obtained during the year from your self-mining operations. Given the fluctuations of bitcoin price through the year, this disclosure by itself does not appear to provide a complete analysis of the increase in revenue. Further, we note your disclosure on page 140 that you are entitled to compensation regardless of whether the pool operator successfully records a block to the Bitcoin blockchain. As such, consider disclosing the amount of revenue recognized related to work without receiving bitcoin. Refer to Item 303(b)(2) of Regulation S-K.

Cost of revenues, page 149

3.   Expand your disclosure of cost of revenues from cloud-mining solutions to identify and quantify the significant factors that increased cost of revenue year over year. Refer to Item 303(b)(2) of Regulation S-K.

Gross profit , page 150

4.   Your disclosure indicates that the growth in gross profit margin in 2022 of your cloud mining solutions was due primarily due to the decrease in monthly purchase price of hash rate in 2022 while revenue recognized was in part associated with sales orders submitted in late 2021 or early 2022. In light of this disclosure, clarify whether you expect this gross profit margin to remain at current levels or the trend will decrease in line with the decline of Bitcoin price. Refer to Item 303(b)(2)(ii) of Regulation S-K.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Cloud mining solutions, page F-56

5.   We continue to evaluate your responses to prior comments 2 and 3 and may have further comments.

Cryptocurrency self-mining revenue, page F-59

6.   We continue to evaluate your response to prior comments 5 and 6 and may have further comments regarding your self-mining revenue recognition policy.

     You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.

                                      Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Andrei Sirabionian